Agricore United™

RECEIVED
2004 DEC -1 P 3:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046414

SUPPL

November 30, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   November 2, 2004 – Press release: Proven Seed Forage Guarantee Works for Farmers

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

PROVEN® SEED FORAGE GUARANTEE WORKS FOR FARMERS

November 2, 2004 (Winnipeg) – Agricore United's Proven® Seed Performance Promise PLUS™, a 100 percent replacement guarantee for proprietary forages, is once again being offered in the 2005-growing year. The offer, originally made during last year's growing year to help support the cattle industry, has proven to be beneficial to farmers looking for economical feed sources for cattle.

Alberta rancher Jim Henderson plants forages in a strategy for rotational and extended season grazing on his ranch. Henderson is Vice President of Remington Cattle Company in Del Bonita Alberta, a 1000 head operation of purebred and commercial cow-calves and feedlot capability.

"This past year we planted a significant forage acreage," says Henderson. "The 100 percent re-plant warranty with Proven Seed made perfect sense for our operation because it gave us complete assurance of stand establishment."

Henderson successfully planted 320 acres of Spredor 4 alfalfa and 1100 acres of pasture mix from Proven Seed this year.

"The drought appears to be over and we're working our way through the issue of BSE," says Todd Hyra, Forage Product Manager of Proven Seed, the exclusive seed brand of Agricore United. "But we continue to see a need to help farmers minimize risk while establishing a healthy forage stand."

Proven Seed Performance Promise™ PLUS is a pledge to farmers that their seed purchase will establish and result in a healthy forage stand. Forages are one of the most economical feed sources for cattle and new forage stands are generally more productive than older stands.

"Jim Henderson's experience is a good example of why we are confident in the quality and genetics of our Proven Seed forage line," adds Hyra. "But the 100 percent guarantee provides our customers with some extra help when conditions beyond their control hamper their seed establishment." Agricore United guarantees only its proprietary line.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

Radean Carter
Communications Coordinator
rcarter@agricoreunited.com
(204) 944-2238

Todd Hyra
Forage Product Manager
thyra@agricoreunited.com
(204) 822-2756

Proven® Seed and Proven Seed Performance Promise™ PLUS are trademarks of United Grain Growers Limited.